April 9, 2020

Stephen J. Girsky
President and Chief Executive Officer
VectoIQ Acquisition Corp.
1354 Flagler Drive
Mamoronect, NY 10543

       Re: VectoIQ Acquisition Corp.
           Registration Statement on Form S-4
           Filed March 13, 2020
           File No. 333-237179

Dear Mr. Girsky:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 13, 2020

What happens for the funds held in the Trust Account . . .?, page 12

1. Please clarify the "cash consideration" that will be paid, as referenced here. Include in your revisions the amount of the payment and who will receive it. Unaudited Historical Comparative and Pro Forma Combined Per Share Data of VectoIQ and
Nikola, page 28

2. Please tell us your consideration for providing equivalent pro forma per share data as required by Item 3(f) of Form S-4.
 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
April 2 2020 Page 2
Page 9,
FirstName LastName
Risk Factors, page 32

3. We note the disclosure beginning on page 107 regarding uncertain tax consequences related to the redemption. Please add a risk factor addressing these uncertain tax consequences, the degree of uncertainty and the potential risk to investors.
Although we hope to be the first to bring BEV and FCEV class 8 semi-trucks to market, . . .,, page 40

4. The caption of this risk factor refers to displaying prototypes and the text mentions announcing plans to offer semi-trucks, but it is unclear what is the developmental status of their vehicles relative to yours. Likewise, you refer on page 138 to various announcements, plans and intentions of your competitors, but it is unclear where they are in the development process. Please clarify. Also clarify whether your competitors' FCEV semi-trucks will rely of a similar network of hydrogen fueling stations.
We will require Public Stockholders who wish to redeem their shares . . ., , page 60

5. We note the disclosures regarding a minimum of 10 days advance notice of the meeting, allotting two weeks to obtain physical certificates from the transfer agent and the need to exercise redemption rights up to two days before the vote. We also note your statement on pages 11 and 75 that it is your understanding that stockholders should generally allot at least one week to obtain physical certificates. Please reconcile the inconsistencies on pages 11, 75 and 60.
Our amended and restated certificate of incorporation provides, . . ., page 61

6. We note that your disclosure here and forum selection provision in your proposed articles of incorporation included as Annex B identifies the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including any "derivative action."
         However, we note that Exhibit 3.4 identifies the federal district court for the District of
         Delaware as having jurisdiction in the event the Court of Chancery of the State of
         Delaware or other state court in Delaware has jurisdiction or is permitted by law to have sole and exclusive jurisdiction. Please reconcile these provisions and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing
 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
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April 3 2020 Page 3
FirstName LastName
         documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Unaudited Pro Forma Condensed Combined Financial Information, page 63

7. We note the pro forma financial statements give effect to the Business Combination and several related transactions. Please address the following:
           More fully explain to us how you determined each related transaction is directly related to the Business Combination and is factually supportable; Clearly disclose if there are any circumstances under which the
Business
             Combination could proceed without one or more of the related transactions also occurring and, if there are, revise the pro forma financial statements to appropriately reflect those alternatives;
           Identify who the 1,499,700 shares on Series B preferred stock will be repurchased from, explain how the number of shares to be repurchased and the repurchase price were determined, disclose the issuance price of the shares, and explain the reason why the shares are being repurchased; and Identify who controls M&M Residual, explain how the number of shares to be
             repurchased and the repurchase price were determined, disclose when and for how much the shares were acquired, and explain the reason why the shares are being repurchased.
8. Refer to note 2(B) on page 68. Please disclose and discuss the specific nature of the in-
         kind services to be provided and the expected time period during which the services will be provided.
9. Refer to note 3 on page 71. Please provide a reconciliation that demonstrates how you determined the pro forma weighted average shares used to calculate pro forma earnings per share.

The Background of the Business Combination, page 77

10. Please revise this section to describe how the parties agreed on the nature and amount of consideration to be offered in the business combination, as well as the structure of the transaction and valuation of Nikola. Include in your revisions proposals made by each party and any counteroffers. For example, clarify your disclosure on page 79 regarding
         "potential deal terms," "VectoIQ's views of valuation" and "cash requirements."
11. We note from your disclosure several transactions that will occur concurrently or in connection with the business combination, such as the PIPE, redemption of $70.0 of common stock from M&M Residual and agreements related to Nikola's Series D preferred stock. Please disclose how and why these and any other transactions to be undertaken in connection with the business combination were negotiated by the parties.
 Stephen J. Girsky
VectoIQ Acquisition Corp.
April 9, 2020
Page 4
12. Please expand your disclosure on page 81 to address how the board concluded that the fair market value of Nikola was equal to at least 80% of the funds held in the Trust Account.
         While we note the reasons for the transaction disclosed beginning on page 81, it is unclear how those factors relate to the board's conclusion.
VectoIQ's Board of Directors' Reasons for the Approval of the Business Combination, page 81

13. Refer to the last bullet on page 82. Please clarify how the board concluded that Nikola's multples compare favorable to the other companies to which you refer, given that it appears the board's multiples related to Nikola are for 2022-2025 while the multiples for the other companies are only for 2020. Did your board conduct a multiple comparison for
         2020-2025 for Nikola and the other companies? Please also address how the board considered Nikola's declining year-over-year multiples and the median multiples for the comparable companies relative to the multiples for Nikola.
Proposal No. 2 The amendments to VectoIQ"s Certificate of Incorporation Proposal, page 116

14. We note that you have proposed material amendments to your certificate of incorporation that are not discussed here. In that regard, we note that the exclusive forum provision is revised in your new certificate of incorporation and that you have added a super majority vote provision for certain amendments. Please revise this section to disclose material amendments to your certificate of incorporation, the reasons for and the general effect of the amendments.
Zero-Emission Vehicles Enabled by Significant Reduction . . .,, page 137

15. Please discuss the life cycle and efficiency of the batteries included and to-be-included in your vehicles and, more generally, BEVs and FCEVs. For example, how long are batteries capable of holding a full charge? To what extent do they lose that ability year over year?
Manufacturing and Production, page 148

16. We note the disclosure on pages 66 and 68 regarding the amount of cash and cash equivalents you anticipate having following completion of the business combination and related transactions. Please disclose your anticipated use of those funds. For example, will you use those funds for the U.S. production facility referenced on page 149 or to satisfy your obligations under the agreements discussed on pages 159-161? If so, disclose
FirstName LastNameStephen J. Girsky
       the amount of funds to be used and, if you expect to require additional funds, the sources
Comapany amounts of capital necessary. Also revise your discussion beginning on page 175 to and NameVectoIQ Acquisition Corp.
       discuss how these funds are expected to affect your long and short-term liquidity.
April 9, 2020 Page 4
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 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
April 5 2020 Page 5
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FirstName LastName
CNHI Services Agreement with CNHI/Iveco, page 160

17. Please revise to clarify the nature of the license you received under this agreement. For example, describe the scope and duration of intellectual property you are permitted to use.
Agreements with Nikola's Named Executive Officers . . ., , page 163

18. Please file as exhibits the "new executive employment agreements" referenced here and describe the material terms of those agreements. Also, regarding Mr. Brady's current agreement, please clarify whether the "specific fundraising milestones" include the amounts to be raised and received in connection with the transactions described in this registration statement, such as amounts to be received in the PIPE or from the trust account.
Nikola Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Investing Activities, page 176

19. Your disclosures here and elsewhere in the filing discuss your plans to build out and tool your North American truck manufacturing facility in Coolidge, Arizona and to develop a network of hydrogen fueling stations. As a result of these plans, we note you expect net cash used in investing activities to continue to increase substantially. Please quantify the expected costs of these projects and, if you expect the projects to extend beyond the current fiscal year, disclose the amounts you expect to spend during each period.
Critical Accounting Policies and Estimates
Intangible Assets, page 179

20. Please clarify whether and how you assess the License Intangible Asset for impairment prior to it being amortized.
VectoIQ Management's Discussion and Analysis of Financial Condition and Results of
Operations
Controls and Procedures, page 206

21. Please revise your disclosures to comply with our comment letter related to VectoIQ's
         Form 10-K for the year ended December 31, 2019.
Executive Officers and Directors After the Business Combination, page 214

22. Please clarify Mr. Russell's business experience from August 2018 until July 2019.
 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
April 6 2020 Page 6
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Description of VectoIQ's Securities, page 223

23. We note that this section provides a summary of the material terms of VectoIQ's securities following the Business Combination. We also note that the disclosures on page 230 are not reflected in your proposed certificate of incorporation. Please revise or advise.
Shares Eligible for Future Sale, page 232

24. Please revise to address the effect of Rule 144(i). Please also revise to clarify how "[a]ll of VectoIQ's equity shares that will be outstanding" after the transaction will be "restricted securities," given the initial public offering you say you completed in 2018.
Nikola Corporation Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(a) Principles of Consolidation, page F-8

25. We note that the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. We also note several references to joint ventures and other arrangements, such as those with CNHI, Ryder and Bosch, throughout the filing.
         For example, on page 44 you explain the significant benefits to your joint venture with
         CNHI. Please tell us whether you are currently a party to these arrangements and, if you are, disclose and discuss these arrangements and how you account for them in your financial statements. If you are not, please ensure all disclosures throughout the filing indicate these arrangements have not yet commenced.
5. Intangible Assets, Net, page F-21

26. In regard to the license to intellectual property granted to you by Iveco as part of the
         Series D financing, please address the following:
           Disclose the material terms of the license and explain you determined it meets the requirements of an intangible asset,
           Explain how you determined the fair value of the license. Given that Iveco is a related party, tell us any consideration you gave to SAB Topic 5G when determining value; and,
           Disclose how you determined a 7-year useful life is appropriate and how you determined amortizing this asset using a straight line method is appropriate.
6. Related Party Transactions, page F-22

27. We note the disclosures related to the Series D stock purchase agreement with CNHI and
         Iveco. Please address the following:
           More fully explain to us how you determined the shares you allocated to the cash you received, the license you obtained, and the in-kind services you have or will receive;
           More fully explain to us the specific nature and terms of the license and in-kind services;
 Stephen J. Girsky
FirstName LastNameStephen J. Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
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              More fully explain to us how you determined the fair value of the license you obtained and the fair value of the in-kind services you have or will receive; and
              More fully explain to us the factors that resulted in the difference in the valuations of the Series C and D financings.
8. Capital Structure, page F-25

28. We note the disclosures here and in note 14 - Subsequent Events - related to share repurchases. Please address the following:
           More fully explain the facts and circumstances related to each share repurchase, including the reason why shares were repurchased;
           Identify who shares were repurchased from;
           Disclose how the number of shares repurchased and the repurchase price were determined; and
           Disclose the reason why certain shares were repurchased at a price significantly in excess of carrying value.
VectoIQ Acquisition Corp. Financial Statements
Note 5 - Commitments & Contingencies
Registration Rights, page F-56

29. Please disclose whether there could be any cash penalties if you do not register the common shares underlying the agreement in a specific time frame. This comment also applies to the registration rights agreement disclosed in Note 9 - Subsequent Events.
Exhibit Index, page II-2

30. The description of Exhibits 99.1-99.5 identifies different persons than those who are named in the actual exhibit. Please revise so that the description here is consistent with the exhibit.
31. Please include a form of proxy card marked as "preliminary" in your next amendment.
General

32. We note that VectoIQ and Nikola engage different independent auditors. Please confirm, if there is a change in auditor, you will file the required disclosures under Item 4.01 of
         Regulation S-K within the appropriate time frame subsequent to the merger.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephen J. Girsky
VectoIQ Acquisition Corp.
April 9, 2020
Page 8

       You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia
Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen J. Girsky
                                                          Division of
Corporation Finance
Comapany NameVectoIQ Acquisition Corp.
                                                          Office of
Manufacturing
April 9, 2020 Page 8
cc:       Alan Annex
FirstName LastName